UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Scripps Networks Interactive, Inc.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

811065101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811065101

1.	NAMES OF REPORTING PERSONS Miramar Fiduciary Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,025,632
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,025,632
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,025,632
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2%
12.	TYPE OF REPORTING PERSON* OO

CUSIP No. 811065101

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13G (this “Amendment”) amends and restates in their entirety the items included herein contained in the Schedule 13G filed by Miramar Fiduciary Corporation (the “Reporting Person”) on September 20, 2013 and amended by Amendment No. 1 to the Schedule 13G filed on February 13, 2015 relating to the common stock, $0.01 par value (the “Common Stock”), of Scripps Networks Interactive, Inc., an Ohio corporation.

Item 4.	Ownership.

(a)	Amount beneficially owned: 3,025,632

(b)	Percent of class: 3.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 3,025,632

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 3,025,632

(iv)	Shared power to dispose or to direct the disposition of: -0-

The Reporting Person serves as independent trustee for an irrevocable trust and several grantor retained annuity trusts that hold, in the aggregate, the Class A Common Shares reported above. As a result, the Reporting Person has voting and dispositive power over such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

CUSIP No. 811065101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016
MIRAMAR FIDUCIARY CORPORATION

By:	/s/ Tracy Tunney Ward
Tracy Tunney Ward, President